EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	January 22, 2026

Eldorado Gold Announces Dividend Program

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE American: EGO) (“Eldorado” or the “Company”) is pleased to announce the initiation of a dividend program. The dividend program provides for the payment of a regular quarterly dividend per common share of the Company (“common share”). The initial quarterly dividend of US$0.075 per common share has been declared and will be payable on March 13, 2026, to shareholders of record at the close of business on February 27, 2026.

“This marks an important milestone in delivering value to our shareholders and reflects the Company’s strong financial position and confidence in executing our growth strategy,” said George Burns, Chief Executive Officer.

The introduction of a dividend underscores our confidence in Skouries as it transitions into production and begins generating significant cash flow. Together with our share repurchase program, this dividend demonstrates a disciplined capital framework that balances shareholder returns with reinvestment in high-quality growth opportunities.”

During 2025, the Company repurchased and cancelled approximately US$204 million in common shares, further demonstrating a commitment to disciplined capital returns.

The dividend is designated as an “eligible dividend” for Canadian income tax purposes. Dividends are declared in United States dollars. Registered shareholders who are residents of Canada (as reflected on Eldorado’s shareholder register) will receive their dividend in Canadian dollars. Registered shareholders resident outside of Canada (as reflected on Eldorado’s shareholder register) and beneficial shareholders holding shares through a broker or other intermediary will receive their dividend in US dollars. However, beneficial shareholders may elect to change the currency of their dividend payment to Canadian dollars. Beneficial shareholders should contact their broker or other intermediary regarding the ability, steps and deadlines involved in electing to change the currency of their dividend payment from US dollars to Canadian dollars. Dividends to be paid in Canadian dollars will be converted to Canadian dollars using the Bank of Canada daily average exchange rate on the record date, being February 27, 2026.

The declaration, amount, and payment of future quarterly dividends remain subject to the discretion of the Board of Directors and will depend upon, among other things, the Company’s financial performance, capital requirements, business conditions, and compliance with applicable legal and debt covenant requirements. Accordingly, except for the initial dividend declared herein, no assurance can be given that dividends will be declared or paid in the future.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

1

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “foresee”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “strive”, “target” or “underway” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the new dividend policy program, including management’s intention to provide a continuing dividend and the expected payment of any future quarterly dividend; expected near term production from Skouries and related expected cash flow; any future quarterly dividends, including future declaration and timing of record and payment dates; the Company’s commitment to return capital to shareholders and its plans to invest in long term growth; and generally our strategy, plans and goals and priorities.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: our ability to generate cash flow, timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; consistency of agglomeration and our ability to optimize it in the future;; the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; and the geopolitical, economic, permitting and legal climate that we operate in. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

2

Furthermore, should one or more of the known or unknown risks, uncertainties or other important factors materialize or should underlying assumptions provide incorrect, actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this news release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

3